BlueLeaf and Dynamotive Announce 3rd Year Field Trial Results with Dynamotive’s CQuest™ Biochar

March 10th 2011. BlueLeaf Inc. of Drummondville, Quebec, Canada and Dynamotive Energy Systems Corp. (OTCPK: DYMTF) announce results today from three years of agricultural field trials of BlueLeaf using CQuest™ biochar from Dynamotive as a soil amendment. These trials were undertaken to experiment with biochar in a commercial farming operation. Char provided by Dynamotive was applied once at the initiation of trials. They are also the first biochar field trials undertaken in northerly latitudes (45° north).  Key results include:

-

Continued greater biomass growth for the third consecutive year in biochar-amended soils;

-

Nutritional quality of plants grown in biochar-amended soil is verified by near infrared spectroscopy for the first time;

-

Plant nutrient uptake efficiency and plant nutritional quality is greater in plants grown in biochar-amended soil;

-

This greater plant nutritional value leads to greater milk production from these forage plants;

-

In addition to the greater nutritional value of plants grown in biochar-amended soil as well as greater milk production, environmental advantages are anticipated through reduced leaching and reduced greenhouse gas emissions;

-

These results were achieved with a relatively low biochar application rate (3.9 t/ha), in a northerly climate (N45˚), on normal agricultural soils.

The results of these trials reinforce other research pointing to potentially important advantages for the use of biochar as an agricultural soil amendment, both for economic and environmental reasons.

Barry Husk, President, Blue Leaf Inc. commented: “These results are very promising for the use of biochar in forage crops for dairy production. Based on these results, it is anticipated that, under similar conditions, dairy farm producers could expect both increased biomass growth, as well as greater milk production, from the use of biochar as a soil amendment. These new preliminary findings point to the possibility of substantial economic advantages for the agricultural use of biochar, in dairy farming in particular. In addition, due to the higher plant nutrient uptake, it is further anticipated that the use of biochar as a soil amendment will contribute to attenuating certain environmental problems related to the inefficient use of agricultural nutrients.”

Tom Bouchard, Chief Operating Officer, Dynamotive said, “Dynamotive would like to thank Barry and the Blue Leaf team for continuing this important study with our CQuest Biochar. It is especially encouraging to see the positive impacts noted in the first year continue to improve without any additional biochar applications.”

Full details of the Blue Leaf Report is available

http://www.blue-leaf.ca/mainen/files/BlueLeafBiocharForageFieldTrial-Year3Report.pdf

About Blue Leaf Inc. : BlueLeaf is a social purpose private corporation active in environment issues related to water and agriculture.

Contact: Barry Husk, President   - bhusk@blue-leaf.ca   www.blue-leaf.ca

About Dynamotive: Dynamotive Energy Systems Corporation is an energy solutions provider based in Canada.  Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation.  BioOil can be further converted into transport fuels and chemicals.

Forward Looking Information
Statements in this news release concerning the company’s business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements”. Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company’s ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company’s 20F and other disclosure filings with the Securities and Exchange Commission